ActiveCare, Inc.
5095 West 2100 South
West Valley City, UT 84120
801-974-9474

March 22, 2011

VIA EDGAR
U. S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

ATTN:	Larry Spirgel, Assistant Director
Kyle Moffatt, Accountant Branch Chief
Inessa Kessman, Staff Accountant
John R. Zitko, Staff Attorney
Paul Fischer, Attorney Advisor

Re:	ActiveCare, Inc. Form 10-K for the Year ended September 30, 2010 Filed November 30, 2010 File No. 000-53570

Dear Mr. Spirgel:

      We have reviewed the March 1, 2011 letter from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC” or the “Commission”) concerning the Annual Report on Form 10-K for the year ended September 30, 2010 (the “Form 10-K”) of ActiveCare, Inc. (“ActiveCare” or the “Company”) filed with the SEC on November 30, 2010.

We acknowledge and thank the Staff for the additional time to respond to the comment letter.  We have set forth below the text of each of the Staff’s comments set forth in its comment letter dated March 1, 2011, followed by our response.

Form 10-K for the Year Ended September 30, 2010

Part III

Item 10. Directors and Executive Officers of the Registrant, page 25

1.
Please revise to comply with Item 401(e)(1) of Regulation S-K, which requires a description of the specific experience, qualifications, attributes and skills that led to the conclusion that the person should serve as a director in light of your company’s business and structure.  Please revise to include this expanded disclosure on a director-by-director basis.

Response:

The biographical information for the directors contained in Part III, Item 10 on page 25 has been revised.  When we have resolved all of the Staff’s comments, we will prepare and file an amendment to the Form 10-K that includes the revised disclosure.  For your convenience, the revised disclosure (changes marked) reads as follows:

James J. Dalton – Chief Executive Officer and Chairman

Mr. Dalton joined us as a director on October 1, 2004.  He has been our Chief Executive Officer and Chairman since June 16, 2008.  Mr. Dalton was a director and President of SecureAlert from August 2003 until June 2008.  Prior to joining SecureAlert, Mr. Dalton was the owner and President of Dalton Development, a real estate development company.  He served as the President and coordinated the development of The Pinnacle, an 86-unit condominium project located at Deer Valley Resort in Park City, Utah.  Mr. Dalton also served as the president of Club Rio Mar in Puerto Rico, a 680-acre beach front property that includes 500 condominiums, beach club, numerous restaurants, pools and a Fazio-designed golf course.  He was also a founder and owner of the Deer Valley Club, where he oversaw the development of 25 high-end condominiums with a “ski-in and ski-out” feature. We believe that Mr. Dalton’s prior experience as a president and director of a public company, and in particular, of our former parent, SecureAlert, provides him with unique understanding of and experience with our business development and objectives. This background qualifies him to serve on our board and provides him with insight into the specific challenges facing smaller public companies.  We believe that his experience helps him as he directs our response to meet the needs of our business, including our need to access capital markets and sources of financing.  Mr. Dalton’s real estate development and sales experience also prepared him to advise us in the development and marketing of our ActiveOne™ solutions and products and related services.

James G. Carter – Director

Mr. Carter joined our board in September 2008.  He is the founder and principal of J. Carter Wine & Spirits, Inc. (1989-2002) and is a director and former president of White Beeches Golf & Country Club since 1990.  Mr. Carter's business experience includes Vice President of Sales & Marketing (North America and Caribbean) for Suntory International Corp. (1981-1989), National Sales Director Wines for Austin Nichols & Company, Inc. (1975-1980).  He is a former Councilman and Council President for the Township of Washington (Bergen County, New Jersey).  He retired in 2000.  Mr. Carter attended Villanova University. Mr. Carter has a very strong sales and marketing background with Suntory International Corp and Austin Nichols & Company.  We believe that Mr. Carter’s experiences in starting, owning, and operating his own business and his extensive sales experience, qualify him to serve as a member of our board of directors as we continue to develop our distribution networks and design our marketing and sales programs.

William K. Martin – Director

Mr. Martin joined our board in September 2008.  He is a founder/partner/broker of Commerce CRG, and has served as its managing director from 1993 through the present, as well as acting as the Associate Broker in the firm’s Park City, Utah, office since 2007.  Commerce CRG is a commercial real estate and management business, and is an independently owned and operated member of the Cushman & Wakefield Alliance, which focuses on commercial real estate and management. Mr. Martin has also been a board member of a number of national and international real estate service firms.  Mr. Martin has also been active in industry organizations and is currently a member of the Economic Development Corporation of Utah and sits on that organization's executive board.  Mr. Martin has a Bachelor of Science degree from Utah State University in Applied Statistical and Computer Science and has earned the rank of Captain in the United States Air Force (retired). Mr. Martin has a very strong sales and marketing background with Commerce CRG and Cushman Wakefield.  Mr. Martin’s qualifications to serve on our board include his past experience as a member of the State of Utah’s Economic Development board which give him insight into governmental affairs and government relations, and his sales experience, assisting as we begin to bring our products and services to market and establish our distribution channels.

Jack J. Johnson – Director

Mr. Johnson joined our board in October 2008.  In 1976, he founded the Jack Johnson Company, a land planning, civil engineering and architectural company specializing in residential and resort communities.  He has served as President of our company since its inception.  He also formed Land Equity Partners, a residential subdivision development company, and Resort Development Services, a company focusing on development of hotels and condominiums.  He received a degree in Civil Engineering from the University of Illinois in the late 1960s, and is a licensed civil engineer in several states.  His qualifications to serve on our board include his engineering background, which will help as we enter into research and development contracts related to our products and service solutions.  He is also well qualified as a result of his extensive business experience and sales expertise.

Robert J. Welgos – Director

Mr. Welgos joined our board of directors in June 2009.  He has a BS in engineering from the Newark College of Engineering (1962), and worked for 38 years with Allied Signal Corp (now Honeywell International), in various technical department management positions, including being responsible for operations of Customer Technical Service Dept., Design Engineering, Testing Laboratories, and Process Laboratories.  He also served as the Manager, North American Distributor Sales and Director of International Operations, where he established distribution networks throughout Pacific Rim and South America.  During this period, he was instrumental in the creation of joint ventures with Lucky Goldstar in Korea and Japan Synthetic Rubber in Japan.  Mr. Welgos retired from Allied Signal Corp in 2000.  Mr. Welgos is the Chairman of our board’s Audit Committee.  Among other things, Mr. Welgos’ education and extensive experience in the industries described above qualify him to advise our company in our research and development agenda and customer service solutions.  In addition, his experience in Asia is important as we source our products and manufacturing.

Director Compensation, page 26

2.	Please revise to disclose the aggregate grant date fair value of stock awards and option awards as computed in accordance with FASB Accounting Standards Codification Topic 718.

Response:

The disclosure for director compensation contained in Part III, Item 10 on page 26 has been revised and will be included in an amendment to the Form 10-K.  For your convenience, the revised disclosure (changes marked) reads as follows:

Director Compensation

Our independent (non-employee) directors are paid a director’s fee of $30,000 per year.  In addition, in June 2009, each outside director received a common stock purchase warrant for the purchase of up to 125,000 shares of our common stock at a price of $1.25 per share, exercisable for five years from the date of grant.

The table below summarizes the compensation we paid to our outside directors for their services as directors for the fiscal year ended September 30, 2010.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)		Option Awards ($) (d)		Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
James J. Dalton (1)	--	--		--		--	--	--	--
James G. Carter	$30,000	--		$116,064	(2)	--	--	--	$146,064
William K. Martin	$30,000	--		$116,064	(2)	--	--	--	$146,064
Robert J. Welgos	$80,000	$119,000	(3)	$116,064	(2)	--	--	--	$146,064
Jack Johnson	$30,000	--		$116,064	(2)	--	--	--	$146,064
_______

(1)
Mr. Dalton is Chairman of the board of directors.  He also serves as our Chief Executive Officer.  Mr. Dalton received restricted shares of our common stock in lieu of cash compensation and warrants to purchase 13,000,000 shares of our common stock for services provided as our Chief Executive Officer. Mr. Dalton did not receive additional compensation for his service on the board of directors. His compensation is disclosed in the Summary Compensation Table on page 27 below.

(2)
~~These are non-cash compensation expense based on option grants.  The calculation of the value of these grants is based on the Black-Scholes option pricing model.~~ These amounts represent non-cash compensation expense based on the fair value of option grants calculated using the Black-Scholes option-pricing model and having an aggregate fair value of $557,918. We recognized $93,662 of compensation expense related to the option awards in 2009, with the remaining value of $464,256 recognized in 2010.  See the notes to the financial statements included in this report.

(3)
Mr. Welgos serves as the chair of our audit committee.  In his capacity as a director Mr. Welgos assisted us in 2010 by providing training to representatives to the insurance industry regarding our services and products.  The amounts indicated in column (c) represent non-cash compensation expense based on the market value of stock granted on the date of issuance.

Item 11. Executive Compensation, page 27

3.	Please revise to disclose the aggregate grant date fair value of stock awards and option awards as computed in accordance with FASB Accounting Standards Codification Topic 718.

Response:

The disclosure for executive compensation contained in Part III, Item 11 on page 27 has been revised and will be included in an amendment to the Form 10-K.  For your convenience, the revised disclosure (changes marked) reads as follows:

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the year ended September 30, 2010 earned by, awarded or paid to our Named Executive Officers.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)(1)	Total ($)
(a)	(b)	(c)	(d)	(e)(3)	(f)(4)	(g)	(h)	(i)	(j)
James J. Dalton,(2) Principal Executive Officer	2010	$50,000	$0	$350,000	$2,323,464	$0	$0	$23,933	$2,747,397
	2009	$0	$0	$190,000	$571,540	$0	$0	$ 6,717	$768,257
	2008	$0	$0	$120,000	$0	$0	$0	$ 5,106	$125,106
Michael G. Acton, Principal Financial Officer	2010	$60,000	$300	$278,500	$0	$0	$0	$20,744	$359,544
	2009	$72,309	$0	$0	$0	$0	$0	$ 4,944	$77,253
	2008	$25,000	$0	$0	$0	$0	$0	$ 2,784	$27,784
_______

(1)
Column (i) includes long-term care insurance and other personal benefits. The amounts included in that column, representing premiums paid by us for the applicable insurance policies, include the following:

	Term Life	Health	Dental	Vision
Name	Insurance	Insurance	Insurance	Insurance
James J. Dalton	$ 103	$22,951	$ 627	$252
Michael G. Acton	$1,163	$18,312	$1,017	$252

(2)	All amounts paid under the management agreement described above. All amounts except those reported in column (c) and column (i) are non-cash amounts and represent stock or option grants.
(3)
~~These are non-cash compensation expense based on stock and option grants.  The calculation of the value of these grants is based on the Black-Scholes option pricing model.~~ Amounts in this column represent non-cash compensation expense of stock grants based on the market value of the stock on the date of issuance.

(4)
Amounts in this column represent non-cash compensation expense based on the fair value of options granted, calculated using the Black-Scholes option-pricing model as discussed in the notes to the financial statements included in this report.

Conclusion

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings made by the Company;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings made by the Company;

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

ActiveCare, Inc.

Michael G. Acton
Chief Financial Officer